PACIFIC NORTH WEST CAPITAL CORP.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

1.	Notice is hereby given that PricewaterhouseCoopers LLP, Chartered Accountants, have resigned as auditors of the Company effective January 25, 2008.
2.	James Stafford Inc., Chartered Accountants, will be appointed as auditors for the Company effective January 25, 2008.
3.

There were no reservations in the auditor’s reports on the Company’s financial statements for the Company’s two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

4.	The resignation and the recommendation to appoint the successor auditors was considered or approved by the board of directors.
5.	In the opinion of the Company, there were no reportable events.

Dated at Vancouver, British Columbia this 25th day of January, 2008.

PACIFIC NORTH WEST CAPITAL CORP.

____________________________

HARRY BARR

President, CEO & Director